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 Lockheed Martin

 UMass Lowell

Justin Wade

Owner Canal Tecnologies

Marstons Mills, Massachusetts · 308 connections · **Contact info**

About

Accomplished Information Systems Security Professional in both DOD and civilian sectors, with over 15 years' experience. Maintained and managed DOD Enterprise Networks. System Administrator for multi-platform networks Good Communication skills. Successful owner and technician of an IT & Audio/Visual comapny. Lo(... see more

Experience



Multi-Function Information System Analyst Senior
Lockheed Martin
Jul 2016 – Present · 3 yrs 2 mos
Bourne MA

Provide RFINT/IMINT software system support and perform or assist military operators in the performance of software duties on specialized OEM systems. Install software patches, investigate and report software anomalies/deficiencies, configure software to accommodate operational requirements. Coordinate with site personnel and the OEM contractor(s) in the support of sub-system software during all real-time operations, operational testing, and during both pre-mission and post-mission activities. During real-time operations, responsible for constantly monitoring system health and actively intervening to resolve any detected problems. Responsible for the monitoring and tuning of specific sub-systems to achieve opti... See more

Owner
Canal Technologies
Feb 2007 – Present · 12 yrs 7 mos
Cape Cod

Chief Operations Officer
Colossal Inc
Sep 2018 – Present · 1 yr
Massachusetts

United States Air Force
9 yrs 8 mos



3d1x2
Jan 2010 – Present · 9 yrs 8 mos

As a Cyber Transport Systems Specialist, I provide mission Critical Voice, data, and video services. Install, upgrade, replace, configure, and maintain systems, circuits, IP-based intrusion detection systems that access military, Federal, and commercial networks. Manage infrastructure devices and systems using the latest approved software tools. Deplo... See more



Network Admin/IT Admin

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services. Install, upgrade, replace, configure, and maintain systems, circuits, IP-based intrusion
detection systems that access military, Federal, and commercial networks. Manage
infrastructure devices and systems using the latest approved software tools. Deplo... See more

IT Security Administrator
Draper Laboratory
2013 – Oct 2016 · 3 yrs
Cambridge MA

Installs configures and maintains security measures in accordance with NISPOM, US
Government and DoD regulations
Creates essential documentation which ensures 100% compliance with processes and
procedures... See more

Education

UMass Lowell
Bachelor's Degree IT, Information Technology/Bussiness, Junior
2012 – 2014

I am attending UMASS Lowell, full time earning a Bachelor's degree in IT with a minor in
business. I am on track to graduate at the end of 2014

Community College of the Air Force
ELECTRONIC SYSTEMS TECHNOLOGY, Information Technology
2010 – 2013

Waiting to take my ADLS test then i will recieve my degree from the Air Force

Harwich High
2002 – 2005

Licenses & Certifications

Security +
CompTIA
Issued Mar 2011 · No Expiration Date

CompTIA Security+
CompTIA
Issued Mar 2011 · Expires Mar 2020

Volunteer Experience

Vice President
Unique Spectrum Inc
Sep 2015 – Present • 4 yrs
Health

Skills & Endorsements

Security · 26

Endorsed by **Paul Thomas, who is highly skilled**   Endorsed by **3 of Justin's colleagues at**
at this   **Lockheed Martin**

Network Administration · 20



















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Troubleshooting · 17

Endorsed by **Stephen Merriman and 1 other who is highly skilled at this**

Endorsed by **3 of Justin's colleagues at United States Air Force**

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